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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

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Fiat Engineering sold to Maire Holding S.p.A.

SIGNATURES

FIAT ENGINEERING SOLD TO MAIRE HOLDING S.P.A.

Fiat sold 70% of Fiat Engineering to Maire Holding. Maire Holding is owned by the Di Amato family; the company's stockholder base also includes businessmen Alberto Gianni and Mario Resca. The purchase was concluded on the basis of a 100% equity value equal to 115 million euros. The 70% interest that was sold generates a gain of approximately 54 million euros at the consolidated level for the Fiat Group. Both parties have reserved for themselves put/call options to be exercised within the next three years for the remaining 30% interest. UBM (Unicredito Italiano Group) was financial advisor to Fiat.

Turin, February 7, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2004

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney